Bennett L. Nussbaum

Senior Vice President,

    Chief Financial Officer

June 2, 2008

VIA FACSIMILE AND EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Winn-Dixie, Inc.

Form 10-K for the Fiscal Year Ended June 27, 2007

Filed August 28, 2007

Written Response Filed April 25, 2008

Definitive Proxy Statement filed on Schedule 14A

Filed September 26, 2007

Form 10-Q for Fiscal Quarter Ended April 2, 2008

Filed May 12, 2008

File No. 1-3657

Dear Mr. Owings:

This letter sets forth the responses of Winn-Dixie, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the fiscal year ended June 27, 2007, Definitive Proxy Statement filed September 26, 2007 and the Form 10-Q for the quarter ended April 2, 2008. The Staff’s comments were provided to the Company in a letter dated May 21, 2008. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.

Form 10-K for Fiscal Year Ended June 27, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Comment 1:	We note your response to comment 1 in our letter dated March 17, 2008. Please provide the referenced overview and your proposed disclosures to fully address Item 303 of Regulation S-K.

Winn-Dixie Stores, Inc.	5050 Edgewood Court	P.O. Box B	Jacksonville, Florida 32203-0297	Phone (904) 783-5000

Winn-Dixie Stores, Inc.

June 2, 2008

Response 1:	We are beginning the process of formulating the structure of the overview that will describe economic or industry-wide factors relevant to our company, material opportunities and challenges, and short and long term risk, and actions taken to address these factors, as well as the actions and strategies we expect to pursue to address these matters. However, as we stated in our response to comment 1 in our letter of April 25, 2008, we believe this disclosure is most appropriate in the annual report on Form 10-K and we intend to provide this disclosure with our Form 10-K for the fiscal year ending June 25, 2008. As the due date of our next Form 10-K is in August 2008, less than three months away, and the effort involved in preparing the disclosure is significant, we believe that the costs inherent in preparing this disclosure as of the quarter ended April 2, 2008 and then again in a few months’ time would outweigh the benefits. We confirm that we are aware of other registrants in our industry that include an overview section that fully addresses Item 303 of Regulation S-K, and that we will provide equivalent disclosure tailored to our specific company issues.

Definitive Proxy Statement filed on Schedule 14A

Annual Incentive Plan Bonus, page 20

Comment 2:	We note your response to comment 12 in our letter dated March 17, 2008. Please discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goals.

Response 2:	We confirm that the Committee retains discretion to grant awards under the fiscal 2008 Annual Incentive Plan absent attainment of the stated performance goals. In addition, the Committee retains discretion to modify an award granted even if the stated performance goals are attained. The 2008 proxy statement will disclose that the Committee retains such discretion and will describe whether the Committee exercised its discretion to grant an award to one or more of the named executive officers absent the attainment of the stated performance goals, or exercised its discretion to modify the award otherwise earned.

Certain Relationships and Related Transactions, page 43

Comment 3:	We note your response to comment 15 in our letter dated March 17, 2008. Please detail your policy for reviewing and approving related party transactions. Further, we note your response concerning the lease. It would appear that the lease should be filed in accordance with Item 601(b)(10)(ii)(A) unless the lease is immaterial in amount or significance. In addition, please file all related party contracts as exhibits or confirm to us that they all have been filed.

Response 3:	The Board adopted a written Policy on Related Party Transactions to ensure that all interested transactions with related parties are subject to approval or

Winn-Dixie Stores, Inc.

June 2, 2008

ratification by the Audit Committee in accordance with the procedures set forth below. The policy is intended to supplement the Company’s Code of Business Conduct and Ethics.

Under the policy, an interested transaction is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which:

•	the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year,

•	the Company is a participant and

•	any related party has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity).

A related party is any

•

person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director,

•	person or entity, including affiliates, that was a beneficial owner of 5% or more of the Company’s common stock at the time the transaction occurred or existed or

•	immediate family member of any of the foregoing.

In accordance with the policy, the Audit Committee reviews the material facts of all interested transactions and either approves or disapproves of the entry into the transaction, subject to certain pre-approved transactions described below. If advance Audit Committee approval is not possible, the transaction will be considered and, if appropriate, ratified at the Audit Committee’s next regularly scheduled meeting. In determining whether to approve or ratify an interested transaction, the Audit Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. No director will participate in any discussion, approval or ratification of a transaction for which he or she is a related party

The Audit Committee has determined that certain interested transactions are deemed to be pre-approved or ratified (as applicable) by the Audit Committee, even if the amount involved exceeds $120,000. These include:

•	employment and compensation of executive officers,

Winn-Dixie Stores, Inc.

June 2, 2008

•	director compensation,

•

transactions with other companies in which a related person’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s shares, if the aggregate amount involved does not exceed the greater of $1,000,000, or 2% of that company’s total annual revenues,

•

charitable contributions, grants or endowment by the Company to a charitable organization, foundation or university at which a related person’s only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of $1,000,000, or 2% of the charitable organization’s total annual receipts and

•	transactions where all shareholders receive proportional benefits.

With respect to the lease, we continue to believe that the lease is not required to be filed under the plain meaning of Item 601(b)(10)(ii)(A) as the party to the lease is not an officer of the Company; rather, is a partnership in which family members of one of the Company’s executive officers have an approximately 50% interest. We supplementally advise the Staff that substantially all of the interests in the partnership are owned by adult family members of the executive officer that do not live in the home of the executive officer. In addition, the lease was entered into prior to the time that the executive officer became an employee of the Company, without any direct or indirect involvement on the part of the executive officer, and was negotiated on an arm’s length basis. However, we confirm that the lease is immaterial in amount and significance and therefore is not required to be filed under Item 601(b)(10)(ii). We also confirm that there are no other related party contracts required to be filed as exhibits in accordance with Item 601(b)(10)(ii).

Form 10-Q for Fiscal Quarter Ended April 2, 2008

Results of Operations, page 21

Gross Profit on Sales, Page 22

Comment 4:

You indicate in your response to comment 2 of our letter dated March 17, 2008, and in your current Form 10-Q, that sales and gross margin as a percentage of sales were not affected by any fresh start reporting and as such, there would be no pro forma adjustments. To the extent, there are no fresh start adjustments, the combination of the predecessor and successor periods would be tantamount to a pro forma presentation for the period; to which we would not object. Therefore

Winn-Dixie Stores, Inc.

June 2, 2008

we would not object to your discussion of the combined successor and predecessor results of operations to the extent neither period would be impacted by fresh start adjustments. You indicate in your discussion on page 22 of your most recent Form 10-Q that there was inventory liquidation in the prior year that negatively affected the comparisons of your margin to the current year. It appears if the adjustment to eliminate the LIFO reserve was made as of the beginning of the 40 week period ending April 4, 2007, the positive effect of the inventory liquidation on the prior comparative period would not have existed. If our analysis is incorrect, please clarify it. If not, we believe your combination of cost of sales would be similar to amortization and depreciation and should be discussed on a similar basis.

Response 4:	As stated in our current Form 10-Q, gross margin as a percentage of sales was not impacted by fresh-start reporting and the predecessor (20 weeks ended November 15, 2006) and successor (20 weeks ended April 4, 2007) periods were combined to facilitate the year-to-date discussion. However, if a pro forma presentation was included as if fresh-start reporting were applied at the beginning of the 40 week period ended April 4, 2007, LIFO layer liquidations of $2.4 million would not have occurred during the predecessor period and we would have a pro forma adjustment to decrease gross margin as a percentage of sales by that amount. For the pro forma fiscal 2007, the gross margin as a percentage of sales was not affected by the pro forma LIFO layer liquidation adjustment. The combined gross margin on sales percentage as reported in Management’s Discussion and Analysis of Financial Condition and Results of Operations was 26.9%. The pro forma percentage is also 26.9% after rounding to the same precision.

We propose a supplemental disclosure in the Gross Profit on Sales discussion, beginning with our annual report on Form 10-K for the fiscal year ending June 25, 2008, that states: We recorded $2.4 million of LIFO layer liquidations in the 20 week period ended November 15, 2006. As a result, gross margin on sales for the 52 weeks ended June 27, 2007, was $2.4 million higher than if fresh-start reporting was applied as of June 28, 2006. On a pro forma basis, gross profit as a percentage of sales was 26.9%.

Please feel free to call the undersigned at (904) 783-5000 with any questions concerning the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ Bennett L. Nussbaum
Bennett L. Nussbaum